UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CTI BIOPHARMA CORP.

(Name of Subject Company (Issuer))

CLEOPATRA ACQUISITION CORP.

(Name of Filing Person—Offeror)

A Wholly Owned Indirect Subsidiary of

SWEDISH ORPHAN BIOVITRUM AB (PUBL)

(Name of Filing Person—Parent of Offeror)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

12648L601

(CUSIP Number of Class of Securities)

Torbjörn Hallberg

Swedish Orphan Biovitrum AB (publ)

General Counsel and Head of Legal Affairs

Tomtebodavägen 23A

SE-112 76

Stockholm, Sweden

+46 8 697 20 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

R. Scott Shean, Esq.

Leah R. Sauter, Esq.

Latham & Watkins LLP

650 Town Center Drive

20th Floor

Costa Mesa, California

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 25, 2023 (as amended and supplemented from time to time, the “Schedule TO”) by Cleopatra Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned indirect subsidiary of Swedish Orphan Biovitrum AB (publ), a Swedish public limited liability company (“Sobi”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of CTI BioPharma Corp., a Delaware corporation (“CTI BioPharma”), at a price of $9.10 per Share, net to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions described in the offer to purchase, dated May 25, 2023 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule TO.

Item 11.	Additional Information.

Section 17 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of such subsection with the caption “Antitrust Compliance – HSR Act:”

“Each of CTI BioPharma and Sobi filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 25, 2023. At 11:59 p.m., Eastern Time, on June 9, 2023, the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period (or any extension thereof) under the HSR Act has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2023	SWEDISH ORPHAN BIOVITRUM AB (PUBL)

	By:	/s/ Henrik Stenqvist
Name: Henrik Stenqvist
Title: Authorized Officer

CLEOPATRA ACQUISITION CORP.

	By:	/s/ Torbjörn Hallberg
Name: Torbjörn Hallberg
Title: Authorized Officer